FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated February 26, 2004 (“Cable & Wireless and RIM to Bring BlackBerry Wireless Solution to the Cayman Islands")	Page No 2

Document 1

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February 26, 2004

FOR IMMEDIATE RELEASE

Cable & Wireless and RIM to Bring BlackBerry Wireless Solution to the Cayman Islands

BlackBerry Integrates Wireless Email, Data and Phone Applications for Mobile Professionals

Grand Cayman, Cayman Islands and Waterloo, Canada – Cable & Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to bring the BlackBerry® wireless solution to customers in the Cayman Islands. BlackBerry will operate on the Cable & Wireless GSM/GPRS network.

Cable & Wireless initially plans to offer the BlackBerry 7280 Wireless Handheld™, a handheld designed to provide the best combined email/data/phone experience. The Java™-based BlackBerry 7280™ integrates email (including attachment viewing), phone, SMS, organizer, web and corporate data applications in a single handheld. The high-resolution screen displays crisp images with support for over 65,000 colors while offering superior battery life for optimal wireless performance.

“We are pleased to offer BlackBerry to our enterprise customers,” said Tim Adam, Chief Executive, Cable & Wireless Cayman Islands. “We are dedicated to providing industry leading solutions that bring real benefits to our customers and with BlackBerry, our customers will be getting a popular and proven solution that keeps them connected to people and information throughout their day.”

“BlackBerry adoption continues to spread around the world and we are very pleased to begin working with Cable & Wireless to bring BlackBerry to the Cayman Islands,” said Don Morrison, Chief Operating Officer at Research In Motion. “BlackBerry support on the Cable & Wireless GSM/GPRS network will allow both residents and travelers to stay connected and productive in the Cayman Islands.”

BlackBerry integrates hardware, software and service to provide an end-to-end solution. BlackBerry Enterprise Server™ software supports both Microsoft® Exchange and IBM Lotus® Domino™ environments with single mailbox integration and provides IT departments with centralized administration, end-to-end security, multi-network support and a powerful development platform.

RIM’s relationship with Cable & Wireless will provide residents and visitors with seamless, “always-on” BlackBerry wireless access to information and communications while in the Cayman Islands.

Information regarding availability and pricing will be announced at a later date. Corporate customers may contact their Cable & Wireless account manager for more details or to schedule a product demonstration.

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services. Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Japan, the Caribbean, Panama, the Middle East and Macau. For more information about Cable & Wireless, go to www.cw.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contacts: Andrea Fa'amoe Corporate Communications Manager Cable & Wireless Cayman Islands (345) 914 0353 andrea.fa-amoe@cw.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

*Check with Cable & Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 26, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller